FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-122260

SUPPLEMENT NO. 4, DATED JANUARY 11, 2006
TO THE PROSPECTUS DATED JULY 12, 2005
OF DIVIDEND CAPITAL TRUST INC.

We are providing this Supplement No. 4 to you in order to supplement our prospectus dated July 12, 2005 and Supplement No. 3 to our prospectus dated November 15, 2005.  Capitalized terms used in this supplement have the same meaning as in our prospectus unless otherwise defined herein.  The information in this supplement is considered to be an addition to, and should be read in conjunction with, the information in our prospectus and Supplement No. 3 thereto, including the information set forth under “Recent Developments.”

RECENT DEVELOPMENTS

Closing of Our Primary Offering

The prospectus to which this Supplement No. 4 relates covers an offering up to $1,000,000,000 in shares of our common stock.  As described in more detail in the prospectus, we are currently offering up to 72,770,273 shares to the public at $10.50 per share.  We refer to this component of the offering as our primary offering.  We are also offering up to 23,650,339 shares to participants in our distribution reinvestment plan at $9.975 per share.

On January 9, 2006, we publicly announced guidelines related to the forthcoming closing of our primary offering.  We anticipate closing our primary offering upon the earlier to occur of (1) our raising, subsequent to and including January 9, 2006, an additional $100,000,000 in gross proceeds from the sale of our common stock in our primary offering, or (2) the close of business on January 31, 2006.

While we anticipate closing the primary offering for the foreseeable future, we retain the right to recommence our primary offering at any time prior to June 9, 2007.  We may also consider accepting additional investment in excess of the $100,000,000 threshold or after January 31, 2006 at our discretion, and currently plan to continue offering shares through our distribution reinvestment plan.  In order to participate in our primary offering prior to its closing, subscription agreements must be submitted to our stock transfer agent, or custodian for qualified accounts, and received or postmarked prior to us reaching the $100,000,000 threshold or by the close of business on January 31, 2006.

We continue to reserve the right to reallocate shares of common stock between our primary offering and our distribution reinvestment plan.

Special Meeting of the Board of Directors

On January 6, 2006, our board of directors received and accepted the resignation of Lars O. Soderberg as an independent director. In addition, on January 6, 2006, at a special meeting of the board of directors, Phillip R. Altinger was duly nominated, voted and approved as an independent director of our board of directors. Mr. Altinger will serve until the next annual meeting of shareholders in 2006. The following describes Mr. Altinger’s background and experience.

Phillip R.  Altinger, age 43, is an independent director of Dividend Capital Trust.  Mr. Altinger has extensive experience in public and private equity and debt financings, mergers and acquisitions, and investment banking. Most recently he was Executive Director, Corporate Development with Seagate Technology, where he structured, executed, and managed various equity and debt investments, as well as M&A transactions. Prior to joining Seagate, Mr. Altinger served in numerous senior financial positions at companies including Rio Hotel and Casino, Inc., Volpe Brown Whelan & Company and Salomon Brothers. Mr. Altinger received MBA and Bachelor degrees in Mechanical Engineering and Economics from Stanford University.